Exhibit 99.1

Nortek Reports First-Quarter 2014 Results

Net Sales Increase 6.0%, Driven by Air Management and Home Security Product Demand;
Company Completes Previously Announced Acquisition of Thomas & Betts' HVAC Business

Providence, RI, May 5, 2014 - Nortek, Inc. (Nasdaq: NTK), a global diversified company with leading brands and innovative air management and technology-driven products and solutions for residential and commercial applications, today announced financial results for the three months ended March 29, 2014.

First-Quarter 2014 Consolidated Highlights *

- Net sales increased to $550.1 million, from $519.1 million in the first quarter of 2013.
- Gross profit margin increased to 28.5%, from 27.3% in the same quarter a year earlier.
- GAAP operating earnings increased to $12.5 million, from $4.6 million in the year-earlier quarter. GAAP operating margin increased to 2.3% from 0.9% a year earlier.
- Adjusted operating earnings** were $18.3 million, compared with $18.9 million in the first quarter of 2013. Adjusted operating margin decreased to 3.3% from 3.6% a year earlier.
- Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA)** rose to $43.5 million, from $42.0 million in the first quarter of 2013. Adjusted EBITDA margin decreased to 7.9% from 8.1% in the year-earlier period.
- GAAP net loss was $8.6 million, or $0.55 loss per share, compared with net loss of $15.1 million, or $0.98 loss per share, in the first quarter last year.
- Net cash used in in operating activities was $52.4 million, compared with $14.5 million in the first quarter of 2013. This change was primarily due to higher working capital at the end of the first quarter of 2014 compared to the prior year. Capital expenditures were $7.9 million compared to $9.8 million in last year's first quarter. Resulting free cash flow was $(60.3) million, compared with $(24.3) million in the first quarter of 2013.
- As of March 29, 2014, Nortek had $51.1 million of unrestricted cash and cash equivalents on its balance sheet, compared with $80.9 million on December 31, 2013.
- As of March 29, 2014, Nortek had $35.0 million of borrowings outstanding under its ABL facility, compared with no borrowings on December 31, 2013.

* See the Company's quarterly report on Form 10-Q with respect to pro forma disclosures.
** See appendix for reconciliation to most comparable GAAP equivalent.

Management Comments on the First Quarter

"Nortek's first quarter was a solid start to 2014, driven by higher sales of our residential HVAC, security and home automation products, as well as our air management solutions for semiconductor cleanrooms," said President and Chief Executive Officer Michael J. Clarke. "Despite the prolonged winter season in many parts of the country, our businesses performed well in the quarter."

"Net sales on a constant currency basis were up from the first quarter last year in all five of our business segments," Clarke said. "At the same time, we continued to make progress on our operational improvement initiatives. Adjusted operating earnings and adjusted EBITDA margins continued to increase in our Custom and Engineered Solutions (CES), Residential Heating and Cooling (RHC) and Display Mount Solutions (DMS) segments. In addition, as previously announced, we closed on a strategic acquisition that will enable us to extend our air management business into attractive adjacent segments of the commercial HVAC equipment market in the United States and Europe."

"U.S. home improvement activity and residential HVAC replacement demand continued to be important growth drivers in the first quarter," said Clarke. "In the Residential Ventilation (RESV) segment, net sales were up slightly on a constant currency basis from the same period last year, despite the adverse weather conditions. This growth reflected improving demand in the U.S. appliance and retail channels. In the RHC segment, first-quarter net sales increased 15.3% to $100.8 million, from $87.4 million in the first quarter last year. Our growth in RHC continues to be driven by strong demand for central air conditioners and heat pumps in both the replacement and new construction markets."

"Our Technology Solutions (TECH) segment is continuing to participate in the evolution and expansion of the home security and automation market," said Clarke. "Driven by 2GIG, which we acquired last year, and our existing Linear business, sales of security and access control products increased by $17.7 million from the first quarter of 2013. This growth reflected organic growth in addition to the impact of the 2GIG acquisition. Overall, net sales in the TECH segment increased 9.8% to $121.2 million, from $110.4 million in the first quarter last year."

"Nortek's non-residential businesses also performed well in the first quarter," Clarke said. "Our DMS segment posted its second consecutive quarter of year-over-year growth, as sales increased 1.0% to $61.6 million from $61.0 million in the first quarter of 2013. Profitability improved as well, driven by the continued mix shift toward Ergotron branded products as we continued to exit, as planned, from certain lower-margin OEM business. Our CES segment continued to benefit from growing demand for our products in the data center, education and manufacturing end markets. Net sales in CES increased 6.6% to $123.4 million, from $115.8 million in the year-earlier period."

Management Comments on the Outlook

"Nortek's performance in the first quarter reinforces our sense of cautious optimism about end-market conditions for full-year 2014," Clarke said. "We expect to leverage overall growth in our major end markets with our ongoing product and market initiatives, buoyed by the healthy backlog in our CES business. In addition, closing our acquisition of Thomas & Betts' HVAC business, which includes the well-known Reznor brand®, has positioned us to substantially expand our addressable HVAC market."

"While focusing on organic and acquisition-driven growth, we will continue to execute on our companywide transformation strategy," said Clarke. "Our Board of Directors recently approved the planned second phase of this strategy, which primarily relates to the optimization of our manufacturing footprint and operational strategy in the CES segment. We believe that, together with our growth initiatives, these transformation initiatives will enable us to improve the operating leverage in our business and further strengthen Nortek's balance sheet and liquidity position in the years ahead."

Conference Call Details

Nortek has scheduled a conference call to review its first-quarter 2014 results tomorrow, May 6, 2014, at 10:00 a.m. ET. Those who wish to listen to the conference call webcast should visit the Investor Relations section of the Company's website at www.nortekinc.com. The live call also can be accessed by dialing (877) 709-8155 or (201) 689-8881 prior to the start of the call. For those who are unable to listen to the live call, the webcast will be archived on the Company's website. An accompanying slide presentation also will be available on the website.

About Nortek

Nortek is a global, diversified company whose many market-leading brands deliver broad capabilities and a wide array of innovative, technology-driven products and solutions for lifestyle improvement at home and at work. The Company's broad array of offerings includes audio/video and security solutions, digital display mounting solutions, ventilation products such as range hoods and bathroom fans, heating and cooling products, and air management systems.

As used herein, the term "Nortek" refers to Nortek, Inc., together with its subsidiaries, unless the context indicates otherwise. This term is used for convenience only and is not intended as a precise description of any of the separate corporations, each of which manages its own affairs.

Safe Harbor Statement

In this press release, we discuss and analyze the results of operations and financial condition of Nortek, Inc. and its wholly owned subsidiaries. In addition to historical information, we also make statements relating to the future, called "forward-looking" statements, which are provided under the "safe harbor" protection of the U.S. Private Securities

Litigation Reform Act of 1995. When used in this press release, words such as "anticipate," "believe," "could," "estimate," "expect," "feel," "intend," "may," "plan," "potential," "project," "should," or "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements are based on Nortek's current plans and expectations and involve risks and uncertainties, over which we have no control, that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statements. Important factors that could cause actual future activities and operating results to differ include: the availability and cost of certain raw materials (including, among others, steel, copper, packaging materials, plastics, resins, glass, wood and aluminum) and purchased components; freight costs; global economic conditions and the level of domestic and foreign construction and remodeling activity affecting residential and commercial markets; interest rates; employment levels; inflation; foreign currency fluctuations; foreign economic and political conditions; consumer spending levels; exposure to foreign economies; the rate of sales growth; prices; competition; maintaining good relationships with customers and suppliers; weather fluctuations; acquisition and integration risks; the success of our operational improvement initiatives; labor disruptions; increased costs associated with regulatory compliance; changes in tax law; our ability to service our indebtedness; and product and warranty liability claims. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Nortek undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. For further information, readers are urged to carefully review and consider the reports and filings of Nortek with the Securities and Exchange Commission including the description of "risk factors" set forth under Item 1A in our Annual Report on Form 10-K and any further disclosures the Company makes on related subjects in subsequent reports filed with the SEC.

NORTEK, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED SUMMARY OF OPERATIONS

		For the first quarter ended		
		March 29, 2014		**March 30, 2013**
		(Dollar amounts in millions, except per share data)		
Net Sales	$	550.1	$	519.1
Cost of products sold		393.2		377.6
Gross profit		156.9		141.5
Selling, general and administrative expense, net		130.8		125.6
Amortization of intangible assets		13.6		11.3
Operating earnings		12.5		4.6
Interest expense		(24.1)		(24.6)
Loss before benefit from income taxes		(11.6)		(20.0)
Benefit from income taxes		(3.0)		(4.9)
Net loss	$	(8.6)	$	(15.1)
Basic loss per share	$	(0.55)	$	(0.98)
Diluted loss per share	$	(0.55)	$	(0.98)
Weighted Average Common Shares:				
Basic		15,496,151		15,331,415
Diluted		15,496,151		15,331,415

The accompanying notes are an integral part of this unaudited condensed consolidated summary of operations.

(A)   Nortek, Inc. ("Nortek") and all of its wholly owned subsidiaries, collectively the "Company," is a global, diversified company whose many market-leading brands deliver broad capabilities and a wide array of innovative, technology-driven products and solutions for lifestyle improvement at home and at work. Operating within five reporting segments, the Company manufactures and sells, primarily in the United States, Canada and Europe, with additional manufacturing in China and Mexico, a wide variety of products for the remodeling and replacement markets, the residential and commercial new construction markets, the manufactured housing market, and the personal and enterprise computer markets.

The Company operates on a calendar year and for its interim periods operates on a 4-4-5 fiscal calendar, where each fiscal quarter is comprised of two 4-week periods and one 5-week period, with each week ending on a Saturday. The Company's fiscal year always begins on January 1 and ends on December 31. As a result, the Company's first and fourth quarters may have more or less days included than a traditional 4-4-5 fiscal calendar, which consists of 91 days. The first quarters ended March 29, 2014 and March 30, 2013 include 88 days and 89 days, respectively.

The accompanying condensed consolidated summary of operations reflects the accounts of Nortek and all of its wholly-owned subsidiaries after elimination of intercompany accounts and transactions. Certain amounts in the prior years' consolidated financial statements have been reclassified to conform to the current year presentation.

This condensed consolidated summary of operations should be read in conjunction with the consolidated financial statements and the notes included in the Company's latest annual report on Form 10-K, as may be updated by quarterly reports on Form 10-Q, and current reports on Form 8-K as filed with the Securities and Exchange Commission.

(B)   The Company has supplemented the reporting of financial information determined under U.S. generally accepted accounting principles ("GAAP") with certain non-GAAP financial measures, which the Company refers to as "adjusted" measures, including adjusted operating earnings and adjusted EBITDA (earnings before interest, taxes, depreciation and amortization). Adjusted operating earnings is defined as operating earnings as reported, adjusted to exclude certain cash and non-cash, non-recurring items that are otherwise included in operating earnings. Adjusted EBITDA is defined as adjusted operating earnings, further adjusted to exclude depreciation and amortization expense, and share-based compensation expense.

Adjusted operating earnings and EBITDA are not defined terms under GAAP. Neither should be considered as an alternative to operating earnings or net earnings (loss) as a measure of operating results. There are material limitations associated with making the adjustments to the Company's earnings to calculate adjusted operating earnings and EBITDA, and using these non- GAAP financial measures as compared to the most directly comparable GAAP financial measures. For instance, adjusted operating earnings and EBITDA do not include:

*   interest expense, and, because the Company has borrowed money in order to finance its operations, interest expense is a necessary element of the Company's costs and ability to generate revenue;
*   income tax expense, and because the payment of taxes is part of the Company's operations, tax expense is a necessary element of its costs and ability to operate; or
*   certain cash and non-cash, non-recurring items, and, because such non-recurring items can, at times, affect the Company's operating results, the exclusion of such items is a material limitation.

Further, adjusted EBITDA does not include depreciation and amortization expense, and, because the Company uses capital assets, depreciation and amortization expense is a necessary element of its costs and ability to generate revenue.

The Company presents adjusted operating earnings and EBITDA because it considers them important supplemental measures of its performance and believes they are frequently used by the Company's investors and other interested parties, as well as by management, in the evaluation of other companies in its industry. In addition, adjusted operating earnings and EBITDA provide additional information used by the Company's management and Board of Directors to facilitate internal comparisons to historical operating performance of prior periods. Further, management believes that adjusted operating earnings and EBITDA facilitate operating performance comparisons from period to period because it excludes potential differences caused by variations in capital structure (affecting interest expense), tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age and book depreciation of facilities and equipment (affecting depreciation expense).

While adjusted operating earnings and EBITDA are frequently used as measures of operations and the ability to meet debt service requirements by other companies, the Company's use of this financial measure is not necessarily comparable to such other similarly titled captions of other companies. These non-GAAP financial measures reflect an additional way of viewing aspects of operations that, when viewed with GAAP results, provide a more complete understanding of the business. The company strongly encourages investors and shareholders to review company financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure.

The following table reconciles operating earnings to adjusted operating earnings and EBITDA for the first quarters ended March 29, 2014 and March 30, 2013:

| | First Quarter Ended | |
	March 29, 2014	March 30, 2013
	(Dollar amounts in millions)	
Operating earnings	$ 12.5	$ 4.6
Restructuring and transformation charges (a)	3.8	11.6
Other Adjustments:		
Non-cash impairment charges	0.2	—
Non-recurring losses (b)	0.3	1.6
Acquisition fees and expenses	2.0	0.5
Gain on sale of assets	(0.2)	—
Joint venture (income) loss	(0.3)	0.1
Net foreign exchange losses (c)	—	0.5
Subtotal - Other Adjustments	2.0	2.7
Adjusted Operating Earnings	18.3	18.9
Depreciation and amortization expense	23.5	20.5
Share-based compensation expense	1.7	2.6
Adjusted EBITDA (d)	$ 43.5	$ 42.0

(a) Includes all restructuring charges, including severance, relocation and transformation/transition costs. Costs associated with these activities for the first quarters ended March 29, 2014 and March 30, 2013 were as follows:

| | First Quarter Ended | |
	March 29, 2014	March 30, 2013
	(Dollar amounts in millions)	
TECH Segment Combination	$ 0.1	$ 0.8
Manufacturing Rationalization & Relocation Initiatives	1.7	6.5
Warehousing & Distribution Consolidation	1.3	—
Other operational improvement initiatives	0.7	4.3
All other exit and disposal activities	—	—
	$ 3.8	$ 11.6

(b) For the first quarter ended March 29, 2014, this amount includes (1) severance of approximately $0.4 million related to headcount reductions in the CES segment, and (2) accretion of approximately $(0.1) million to record leasehold fair value adjustments.

For the first quarter ended March 30, 2013, this amount includes (1) approximately $1.7 million in one-time compensation charges recorded in the first quarter of 2013, and (2) accretion of approximately $(0.1) million to record leasehold fair value adjustments.

(c) Non-cash foreign exchange (gains) losses relate to intercompany debt not indefinitely invested in our subsidiaries.

(d) See the Company's Form 10-Q for the quarterly period ended March 29, 2014 for information pertaining to the pro forma effect of acquisitions, which is not reflected in the above presentation of Adjusted EBITDA.